FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 19, 2019

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

FEDERATED EMERGING MARKETS EQUITY FUND

Institutional Shares

FEDERATED INTERNATIONAL EQUITY FUND

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

FEDERATED INTERNATIONAL GROWTH FUND

Institutional Shares

FEDERATED MDT LARGE CAP VALUE FUND

Class A Shares

Class C Shares

Institutional Shares

(each, a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-233243

1940 Act File No. 811-23259

Dear Mr. Ganley and Ms. Miller:

The Registrant is filing this correspondence in response to comments of the Staff of the U.S. Securities and Exchange Commission (“Staff”) provided by you on August 30, 2019 with respect to its Preliminary Registration Statement on Form N-14, submitted on August 7, 2019.

DISCLOSURE COMMENTS

Prospectus/Proxy Statement Q&A Section

COMMENT 1: In the second paragraph under “What is the proposal?”, we note references to the PNC international funds and the corresponding Federated international funds into which they are proposed to merge. In the last sentence of the second paragraph, there is reference to Federated MDT Large Cap Value Fund that does not include the name of the PNC fund that is proposed to merge into it. Please add a reference to the PNC fund.

RESPONSE:

The Registrant will revise the final sentence of the second paragraph as follows (addition underlined):

“Federated MDT Large Cap Value Fund is an existing Fund and is expected to be the legal, tax and accounting survivor to PNC Multi-Factor Large Cap Value Fund.”

COMMENT 2: In the third bullet under the question “What is the proposal?”, please clarify how the Federated Funds have competitive expense ratios and historically better performance than the PNC Funds. We believe that this statement is too general and that the comparison of the funds involved is more complex. For example, transaction costs and the pro forma total annual fund operating expenses of the Federated Funds following the reorganizations appear to be higher in some cases. In addition, it appears from the bar charts in the performance presentations that the target PNC Funds outperformed the corresponding acquiring Federated Funds in some individual years while the acquiring Federated Fund outperformed the corresponding PNC Fund in others.

Please amend this statement so that it accurately reflects how the PNC Funds and Federated Funds compare.

RESPONSE:

The Registrant will edit the referenced bullet point and add a new bullet point as shown below.

•	Federated Global Investment Management Corp., Federated MDTA LLC, and their various subsidiaries, the advisers to the Federated Funds (each a “Federated Funds Adviser”), believe that the investment objectives, policies, risks and limitations of each of PNC Emerging Markets Equity Fund, PNC International Equity Fund, and PNC International Growth Fund and its corresponding surviving Federated Fund are substantially similar and that the Federated Funds have competitive expense ratios when compared to the PNC Funds and that the investment objectives, policies, risks and limitations of PNC Multi-Factor Large Cap Value Fund and Federated MDT Large Cap Value Fund are generally similar ~~and that Federated MDT Large Cap Value Fund has competitive expense ratios and performance when compared to PNC Multi-Factor Large Cap Value Fund~~.
•	The Federated Funds Advisers believe that the Federated Funds have competitive expense ratios, with shareholder fees anticipated to decrease in certain instances, notwithstanding increases in certain other instances. Federated MDT Large Cap Value Fund has outperformed PNC Multi-Factor Large Cap Value Fund for the 1-, 5- and 10-year periods ended December 31, 2018, although PNC Multi-Factor Large Cap Value Fund has outperformed Federated MDT Large Cap Value Fund in certain annual periods. Shareholders should carefully review the “COMPARATIVE FEE TABLES” and “COMPARISON OF POTENTIAL RISKS AND REWARDS; PERFORMANCE INFORMATION” sections of the Prospectus/Proxy Statement to evaluate the fees and performance records of the Funds for each proposed Reorganization.

COMMENT 3: Under “How will the Reorganizations affect my investment?”, please consider combining or aligning the first and third bullets so that it is clear to an investor that, while the reorganizations are tax-free, the distributions, if any, made by each PNC Fund prior to each reorganization will be taxable.

RESPONSE:

The Registrant will combine the referenced bullet points as shown below.

•	Each Reorganization is expected to be a tax-free reorganization at the Fund-level under the Internal Revenue Code of 1986, as amended. However, the PNC Multi-Factor Large Cap Value Fund will, and each other PNC Fund may, but is not required to, distribute any undistributed income and realized capital gains accumulated prior to the Reorganization to its shareholders. These distributions, if any, will be taxable to an individual investor.

COMMENT 4: In the fourth bullet under “How will the Reorganizations affect my investment?”, please indicate that there won’t be a sales charge on the exchange of shares as part of the transaction.

RESPONSE:

The Registrant will edit the referenced bullet point as shown below.

•	Although shares of the Federated Funds received by PNC Fund shareholders in connection with the Reorganization will not be subject to a sales load, shareholders of the PNC Fund who receive Class A Shares of the applicable Federated Fund will be subject to a sales load on future purchases of Class A Shares unless such shareholder qualifies for a waiver from such sales load. Shareholders of the PNC Fund who receive Class C Shares of the applicable Federated Fund will be subject to a deferred sales charge on future purchases of Class C Shares unless such shareholder qualifies for a waiver from such deferred sales charge.

COMMENT 5: Under the question “How will the Reorganizations affect my investment?”, please add a cross reference to the fees disclosed in the ”Comparative Fee Tables” section.

RESPONSE:

The Registrant will add the requested cross-reference.

Comment 6: Please add a new question “How will the Reorganizations affect my fees?” and include a chart that compares the pre-reorganization total annual fund operating expenses, on a gross and net basis, for each PNC Fund and class with the anticipated post-reorganization total fund operating expenses, on a gross and net basis, for each acquiring Federated Fund and class. Please add a cross-reference to the fees disclosed in the “Comparative Fee Tables” section and a footnote that expense waivers and reimbursements may be subject to change.

RESPONSE:

The Registrant has added the requested disclosure.

COMMENT 7: Under “Who will pay for the Reorganizations?”, we note the statement “(i) the Federated Funds shall bear expenses associated with the qualification of shares of the Federated Funds for sale in the various states.” What does this mean? Aren’t Federated Funds already registered in all 50 states? Please either delete this statement or clarify the expenses to be incurred by Federated Funds with respect to qualification of shares in the various states.

RESPONSE:

The Registrant supplementally confirms that the Federated Funds are registered in all 50 states but that the qualification and/or registration of additional shares might incur additional expenses. Federated confirms that it would bear these expenses, if any, which it anticipates would be minimal. In response to the Staff’s comment, however, the Registrant will revise the language as follows:

“(i) the Federated Funds shall bear expenses, if any, associated with the qualification of shares of the Federated Funds for sale in the various states.”

COMMENT 8: In each instance where it is noted that the reorganization is expected to be tax-free, please add a reference to remind shareholders that even though the reorganization is tax-free, there are federal income tax consequences to shareholders on distributions received.

RESPONSE:

The Registrant will add disclosure relating to the tax consequences to shareholders of distributions made prior to the Reorganizations where such additional disclosure is applicable.

Prospectus/Proxy Statement Cover Page

COMMENT 9: Please limit the amount of detail on the cover page disclosure, prior to the Table of Contents, to preferably two pages and only include information that is considered to be material for purposes of the reorganization. For example, the Staff suggests deleting the Proposal following the fund chart since it is repeated from the Notice of meeting. In addition, the Staff suggests deleting technical and repetitive disclosure about the liquidation, dissolution and termination of the PNC Funds.

RESPONSE:

The Registrant will make the requested changes and will edit the cover page disclosure to remove information that it considers not to be material in order to shorten the length of the cover page.

COMMENT 10: In the cover page section a list of available documents is provided for additional information with a cross-reference to Annex B where documents are incorporated by reference. The Staff asks that the Registrant consider adding a list of documents that are incorporated by reference to the cover page section rather than a cross-reference to the annex.

RESPONSE:

The Registrant will include on the cover page a list of all documents that will be incorporated by reference into the Prospectus/Proxy Statement.

COMMENT 11: For ease of reading and consistent with the Plain English Rule, please use sentence-case and bold for the three legends that appear at the end of the cover page section.

RESPONSE:

The Registrant will revise the presentation of the legends as requested.

Summary

COMMENT 12: In the second paragraph, please delete the disclosure as noted below:

“If the proposed Reorganizations are approved, under the Plans, each PNC Fund will transfer (1) with respect to PNC Emerging Markets Equity Fund, PNC International Equity Fund, and PNC International Growth Fund, all or substantially all of its assets, ~~except certain deferred or prepaid expenses, and subject to the stated liabilities~~…”

“… or (2) with respect to PNC Multi-Factor Large Cap Value Fund, all or substantially all of the assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date~~ … “

RESPONSE:

The Registrant will edit the referenced disclosure as shown below.

“If the proposed Reorganizations are approved, ~~under~~ as described in more detail in the Plans, each PNC Fund will transfer (1) with respect to PNC Emerging Markets Equity Fund, PNC International Equity Fund, and PNC International Growth Fund, all or substantially all of its assets, ~~except certain deferred or prepaid expenses, and subject to the stated liabilities (other than any liabilities related to the trustee deferred compensation program, the termination of existing arrangements of the corresponding PNC Fund, liabilities related to the corresponding PNC Fund shares’ Rule 12b-1 and Shareholder Service Fees (if any), as well as any non-ordinary course liabilities mutually agreed upon by the PNC Funds Adviser and the Federated Funds Advisers, each of which shall be discharged on or prior to the Closing Date)~~…”

“… or (2) with respect to PNC Multi-Factor Large Cap Value Fund, all or substantially all of the assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date~~ … “

COMMENT 13: The Staff notes that the Notes to the Financial Statements state that there will not be any significant differences in valuation procedures between the PNC Funds and the Federated Funds. Accordingly, please revise the first paragraph below as appropriate and consider deleting the second paragraph below as it appears to contain redundant disclosure:

“The cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. Because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization.

As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Advisers do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Fund’s valuation procedures as compared to the prices of the same portfolio assets using the PNC Fund’s valuation procedures, the Reorganizing Funds Trust and Federated Adviser Series agree to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

RESPONSE:

In response to the Staff’s comment, the Registrant will revise the relevant language as follows:

“The cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. However, because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization. The PNC Funds Adviser and the Federated Funds Advisers do not anticipate that any such differences in valuation procedures would result in material changes to the cash value of your investment.

~~As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Adviser do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated~~. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Fund’s valuation procedures as compared to the prices of the same portfolio assets using the PNC Fund’s valuation procedures, the Reorganizing Funds Trust and Federated Adviser Series agree to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

COMMENT 14: In the section “REASONS FOR THE PROPOSED REORGANIZATIONS,” the Staff notes that this disclosure is fairly long and recommends that the Registrant include a summary of the reasons as required by Item 4 of Form N-14 and relocate the remaining disclosure to follow Form N-14 Item 3 disclosures (Fee Table, Synopsis Information, and Risk Factors).

RESPONSE:

In response to this Comment, the Registrant will move the sections titled “Considerations of the PNC Funds Board” and “Considerations of the Federated Funds Board” to appear after the Item 3 disclosures.

COMMENT 15: In line with Comment 1 above, please amend and restate the sixth bullet under “Considerations of the Federated Funds Board.”

RESPONSE:

The Registrant confirms the referenced bullet point will be updated consistent with the response to Comment 1.

Tax Consequences

COMMENT 16: The Staff recommends moving the 5 paragraphs disclosed in the “Tax Consequences” section to follow the ”Comparative Fee Tables section.”

RESPONSE:

The Registrant will make the requested changes.

COMMENT 17: In the third paragraph under “Tax Consequences,” we note the disclosure the “PNC Funds Adviser will dispose of investments from the portfolio of PNC Multi-Factor Large Cap Value Fund that may not be acquired by Federated MDT Large Cap Value Fund, due to Federated MDT Large Cap Value Fund’s prospectus restrictions.” In addition, we note the disclosure that “Both the PNC Funds Adviser and the Federated Funds Adviser expects that any such transaction expenses will be minimal.” Please confirm whether or not there will be a realignment of the portfolios. If realignment will occur, disclose what will happen, the amount to be sold, the estimated expenses and capital gains.

RESPONSE:

The Registrant confirms that both the PNC Funds Adviser and the Federated Funds Adviser expect that any transaction expenses, including any resulting capital gains, related to such a realignment will be minimal. Supplementally, the Registrant notes that capital gains, if any, cannot be accurately estimated, and that estimated transaction expenses are disclosed in a table in the “COSTS OF THE REORGANIZATION” section.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comparison of Investment Objectives and Policies

COMMENT 18: The Staff notes the format of how the Investment Policies are presented and asks the Registrant to revise it, per the requirements of Form N-14, so that an investor can clearly see the policies associated with the PNC Funds and the policies associated with the Federated Funds. The Staff recommends the addition of sub-headings for the PNC Funds and Federated Funds sections and the addition of a “Key Differences” summary sub-section within each comparison.

RESPONSE:

The Registrant will make the requested changes and will edit the disclosure under “INVESTMENT POLICIES” to highlight certain differences between PNC Multi-Factor Large Cap Value Fund and Federated MDT Large Cap Value Fund. The Registrant notes supplementally that the current disclosure already states that “Federated Emerging Markets Equity Fund, Federated International Equity Fund, and Federated International Growth Fund were recently created for the purpose of acquiring the assets and assuming the liabilities of the corresponding PNC Fund in a Reorganization. Each such Federated Fund’s investment objective is the same and its principal investment strategies are substantially similar as those of the corresponding PNC Fund.”

COMMENT 19: We note under the comparison of PNC International Equity Fund and Federated International Equity Fund that Federated International Equity Fund’s investment policy, while identical to that of PNC International Equity Fund, is not as specific as it could be with respect to the requirements of Rule 35d-1. We understand that this comment was given on the N-1A registration statement of Federated International Equity Fund and that the existing disclosure will stand. However, we reiterate the N-1A comment that it is advisable that Federated International Equity Fund update its investment policy with respect to investing in non-U.S. securities.

RESPONSE:

The Registrant respectfully acknowledges the Staff’s reiteration of the N-1A comment on Federated International Equity Fund. In light of the Staff’s further comment, the Registrant will consider such a revision in the future but respectfully declines to revise the N-14 disclosure to ensure that it matches the fund’s N-1A disclosure.

Comparison of Investment Risks

COMMENT 20: The reference to the risk detail in Annex D should be made more prominent.

RESPONSE:

The Registrant will insert the following bold heading immediately above the chart:

“Comparison of Investment Risks (for a full description of the risks, See Annex D)”

COMMENT 21: The Staff notes that where funds have an active portfolio trading strategy, there should be a check in the box under Portfolio Turnover Risk. In addition, this risk should be disclosed in the N-1A registration statement.

RESPONSE:

The Registrant will check off the noted risk each of the Federated Funds. Supplementally, the Registrant notes that the Federated Funds include the following disclosure in their registration statement on Form N-1A which the Registrant believes adequately discloses the risks of active trading and portfolio turnover. Accordingly, the Registrant respectfully declines to make changes to the Federated Funds’ registration statement on Form N-1A.

PORTFOLIO TURNOVER

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate and increase the Fund’s trading costs, which may have an adverse impact on the Fund’s performance. An active trading strategy will likely result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.

Comparative Fee Tables

COMMENT 22: Please consider reorganizing the Fee Tables to show a class by class comparison. The Staff noted that the current presentation may be difficult for a shareholder to easily compare and contrast the different fee structures.

RESPONSE:

The Registrant will reformat the Fee Tables to reflect a class by class comparison and will group the Shareholder Fees with the related Annual Fund Operating Expenses by fund.

Annual Fund Operating Expenses

COMMENT 23: Please delete the word “current” from the column headings for the Federated Funds and replace with “(Combined Pro Forma).”

RESPONSE:

The Registrant will correct the column headings to correctly reflect “Combined Pro Forma,” or “Current Fees and Combined Pro Forma,” where applicable.

COMMENT 24: The Staff noted that Form N-1A does not permit disclosure on voluntary waivers as noted in the footnotes to the Fee Tables. Please delete the disclosure.

RESPONSE: With respect to the comment to remove the word “voluntary,” the Funds’ Adviser and certain of its affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements unless or until the Funds’ Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The “voluntary waivers and/or reimbursements” referenced are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 4 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 25: Please confirm supplementally via correspondence that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

RESPONSE:

The Registrant confirms supplementally that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

Proxies, Quorum and Voting at the Special Meeting

Comment 26: The Staff notes the disclosure at the end of paragraph three that “Approval of the Plan requires the affirmative vote of the holders of not less than a majority of the shares of the PNC Fund cast, in person or by proxy, at the Special Meeting.” In addition, the Staff notes the disclosure in paragraph four regarding abstentions and broker non-votes, specifically that these “(iii) will count as votes against the proposals that require an affirmative vote of a majority of the outstanding voting securities.” If the vote required is a majority of the votes cast, as disclosed, why would broker non-votes be relevant at the meetings? Please delete sub-item (iii) or explain why it is relevant.

RESPONSE:

The Registrant will delete the referenced disclosure in sub-item (iii).

ACCOUNTING COMMENTS

COMMENT 1: Considerations of the Federated Funds Board

In the sub-section “Considerations of the Federated Funds Board,” in the section “Reasons for the Proposed Reorganizations,” we note the following bullet point:

  “The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur; and”

Please disclose an estimate of the reorganization costs.

RESPONSE:

The Registrant will revise the bullet point as follows (addition underlined):

  The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur, which are currently estimated at $25,444 (for more detail, see “Costs of the Reorganization”); and”

COMMENT 2: Comparative Fee Tables – Confirm Fees Presented are Current

Please confirm supplementally via correspondence that the fees presented in the “Comparative Fee Tables” section are the current fees of the funds.

RESPONSE:

The Registrant confirms that the fees presented in the “Comparative Fee Tables section are the (1) actual fees and expenses for the PNC Funds for the fiscal year ended May 31, 2019; (2) the actual fees and expenses for Federated MDT Large Cap Value Fund for the fiscal period ended April 30, 2019; (3) the actual fees and expenses for Federated Emerging Markets Equity Fund, Federated International Equity Fund, and Federated International Growth Fund as stated in each Fund’s prospectus dated August 26, 2019 and (4) where applicable, the pro forma fees and expenses of the Federated Funds on a combined basis after giving effect to the Reorganization.

COMMENT 3: Expenses Subject to Recapture

Please confirm supplementally via correspondence that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

RESPONSE:

The Registrant confirms supplementally that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

COMMENT 4: Comparative Fee Table – PNC Multi-Factor Large Cap Value Fund

The Total Annual Fund Operating Expenses shown for PNC Multi-Factor Large Cap Value Fund, Class C Shares is shown as 10.86%. This does not cross foot. Please review and correct this.

RESPONSE:

The Registrant has reviewed and revised the disclosure.

COMMENT 5: Capitalization Table – PNC Multi-Factor Large Cap Value Fund

In the capitalization table for PNC Multi-Factor Large Cap Value Fund, Class A Shares, in the Share Adjustment line, the Shares Outstanding reflect “(70.342).” This does not appear to be accurate. Please review and correct this.

RESPONSE:

The Registrant has corrected this figure to state “(70,342)” with a comma rather than a period.

COMMENT 6: Federal Income Tax Consequences – Capital Loss Carryforward

Please include a reference to the available capital loss carryforwards of the target funds and any potential loss or limitation on the use of such capital loss carryforwards as a result of the mergers.

RESPONSE:

The Registrant confirms that the PNC Emerging Markets Equity Fund and PNC International Equity Fund had capital loss carryforwards in the amount of $194,000 and $20,954,000, respectively, as of the fiscal year ended May 31, 2019. The Registrant further confirms that none of the other PNC Funds had a capital loss carryforward as of May 31, 2019. In response to the Staff’s comment, the Registrant will add the following disclosure to the section entitled “Federal Income Tax Consequences”:

“As of May 31, 2019, the PNC Emerging Markets Equity Fund and PNC International Equity Fund had capital loss carryforwards in the amount of $194,000 and $20,954,000, respectively. None of the other PNC Funds had capital loss carryforwards as of May 31, 2019. Capital loss carryforwards realized by a “regulated investment company” (as defined by the Code) in taxable years which commenced on or after December 22, 2010 are not subject to expiration. The Code may, however, limit the amounts of capital loss carryforwards and unrealized losses that can be utilized by funds involved in a reorganization. Based on the above information, while any limitations cannot ultimately be determined until the date on which the Reorganization is consummated, assuming the Reorganization occurs on or about November 15, 2019, the Federated Fund Adviser projects that Federated Emerging Markets Equity Fund’s and Federated International Equity Fund's ability to utilize PNC Emerging Markets Equity Fund’s and PNC International Equity Fund’s remaining capital loss carryforwards as of that date, if any, will not be permanently limited.”

If you have any questions, please contact me at (724) 720-8832.

Very truly yours,

/s/Christina A. Eifler

Christina A. Eifler

Senior Paralegal

Enclosures